Sanofi-aventis announces the termination

of development and commercialization

agreement for S-1 with Taiho Pharmaceutical

Paris, France—July 18, 2008—Sanofi-aventis announces today that it is returning its territory rights to Taiho Pharmaceutical Co., Ltd. Japan for the development and commercialization of the oral anti-cancer agent S-1.

This termination follows the announcement by Taiho Pharmaceutical Co., Ltd of the Phase III study results which evaluated the efficacy and safety of the oral anti-cancer agent S-1 in a multicentric trial in patients with locally advanced gastric cancer.

About S-1

S-1 is an oral fluorouracil anticancer product that combines 3 pharmacological agents: tegafur which is a pro-drug of 5 fluoro-uracil; gimeracil (5-chloro-2,4 dihydropyridine (CDHP)) which inhibits dihydropyrimidine dehydrogenase (DPD) enzyme activity; and oteracil (potassium oxonate (Oxo)) a gastrointestinal side effects corrector.

S-1 has been commercialized in Japan by Taiho Pharmaceutical since 1999 for the treatment of gastric, colorectal, head and neck, non-small cell lung, metastatic breast and pancreas cancers.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

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